

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2022

Lin Wei
Chief Financial Officer
36Kr Holdings Inc.
5-6/F, Tower A1, Junhao Central Park Plaza
No. 10 South Chaoyang Park Avenue
Chaoyang District, Beijing, People's Republic of China, 100026

>   **Re: 36Kr Holdings Inc.**
>   **Form 20-F for Fiscal Year Ended December 31, 2021**
>   **Form 20-F for Fiscal Year Ended December 31, 2020**
>   **Response Dated May 11, 2022**
>   **File No. 001-39117**

Dear Ms. Wei:

We have reviewed your May 11, 2022 response to our comment letter, as well as your annual report for the fiscal year ended December 31, 2021, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. In your response letter, for each comment please include your proposed revised disclosure.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2022 letter.

Annual Report on Form 20-F for Fiscal Year Ended December 31, 2021

Introduction, page ii

1.   We note your response to comment 1. As previously requested, in future filings please revise the definitions of China and PRC to include Hong Kong and Macau.

Item 3. Key Information, page 1

2.   In future filings, please provide a cross-reference to your detailed discussion of individual risks identified under your summary of the principal risks starting on page 2.

3. In future filings, at the beginning of Item 3, please discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies here and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred. Please provide a cross-reference to your discussion of this issue in your "Item 4. Information on the Company" section.

4. We note your response to comment 2. We further note your annual report on Form 20-F for the fiscal year ended December 31, 2021 continues to contain references to "our VIE" throughout your annual report. In future filings, please refrain from using terms such as "we" or "our" when describing activities or functions of a VIE so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. You may wish to refer to the VIE by name or by "the VIE" or "a VIE."

5. We note your response to comment 3, as well as your disclosure that the Cayman Islands holding company entered into a series of contractual arrangements with VIEs which enables it to "(i) exercise effective control over our VIE; (ii) receive substantially all of the economic benefits of our VIE; and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC laws and regulations." We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, in future filings please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. In this regard, we note that you do not qualify such statements throughout the filing.

6. We note your disclosure on page 28 regarding the potential enactment of the Accelerating Holding Foreign Companies Accountable Act. In future filings, please update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Additionally, please revise all risk factor titles that reference the Holding Foreign Companies Accountable Act, or HFCAA, to also state that this time period will be every two years if the Accelerating HFCAA Senate bill is enacted. Finally, please disclose that as of May 4, 2022 you are on the SEC's

provisional list under the HFCAA, and that the SEC has determined you used an auditor, whose working paper cannot be inspected or investigated completely by the PCAOB, to issue the audit opinion for your financial statements for the fiscal year ended December 31, 2021. Please disclose the consequences of this determination.

7.   We note your response to comment 5, as well as your revised disclosure about your intent to apply for the Internet news information license, the Internet audio-visual program transmission license, and the Internet publishing license, in each case when "it is feasible to do so." In future filings, please further revise your disclosure to clarify why, in each case, you believe it is currently unfeasible for you to do so. Please be specific. In addition, please disclose the circumstances or conditions under which, in each case, you believe it will become feasible to apply for such licenses. Again, please be specific. In particular, please provide an estimated timeline. To the extent there are material risks or uncertainties associated with the feasibility of obtaining these licenses, please disclose them.

8.   We note your response to comment 6, particularly your proposed revised disclosure that "[a]s of the date of this annual report, we believe we are compliant with the regulations or policies that have been issued by the CAC. We note this disclosure was not included in the 2021 annual report. In future filings, please revise your disclosure to explain how CAC oversight impacts your business and any offerings you might undertake and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Item 4. Information on the Company, page 44

9.   We note your response to comment 4, as well as disclosure on page 46 regarding "Material Licenses and Permits."
   • Your response addresses consequences to you or the VIE, but it does not appear to address your subsidiaries; in future filings please revise your disclosure to encompass your subsidiaries as well.
   • In future filings, please disclose any consequences to you and your investors if you, your subsidiaries, or the VIEs inadvertently conclude that certain permissions or approvals are not required; or if applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
   • In future filings, please refrain here from qualifying your disclosure by materiality and revise your proposed disclosure accordingly.
   • In future filings, please disclose your basis for your conclusion that, subject to the exceptions you note, your PRC subsidiaries and the VIE have obtained all licenses and approvals required for operations in China. If you have relied upon an opinion of counsel, please identify and name counsel. If you have not relied upon an opinion of counsel, please disclose this and disclose why you have elected not to obtain such an opinion.

   Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Trade & Services

cc: Li He, Esq.